Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
www.dykema.com
Tel: (202) 906-8600
Fax: (202) 906-8669
Aneal Krishnamurthy
Direct Dial: (202) 906-8741
Email: aneal@dykema.com
March 23, 2009
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 20, 2009) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
In response to comment 2 provided by the staff of the Securities and Exchange Commission on the above-referenced registration statement, enclosed are the “Fund Annual Expenses and Expense Examples” for the staff’s review.
Please call me at 202-906-8741 or Bruce W. Dunne of this office at 202-906-8712 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/ Aneal Krishnamurthy
Aneal Krishnamurthy
California | Illinois | Michigan | Texas | Washington D.C.

FUND ANNUAL EXPENSES

Expense information for funds in existence during the fiscal year ended December 31, 2008 is based on expenses incurred during that fiscal year. For new funds, expense information is based on estimated amounts for the current fiscal year.

				Acquired
		Distribution		Fund Fees	Total	Contractual	Net fund
	Management	and service	Other	and	Operating	Expense	Operating
Fund/Class	fee	(12b-1) fees	Expenses	Expenses	Expenses [1]	Reimbursement [2]	Expenses
Classic Value[3]

Series I	0.79%	0.05%	0.15%	0.00%	0.99%	0.00%	0.99%

Series II	0.79%	0.25%	0.15%	0.00%	1.19%	0.00%	1.19%

Series NAV	0.79%	0.00%	0.15%	0.00%	0.94%	0.00%	0.94%

Core Equity[3]

Series I	0.78%	0.05%	0.06%	0.00%	0.89%	0.00%	0.89%

Series II	0.78%	0.25%	0.06%	0.00%	1.09%	0.00%	1.09%

Series NAV	0.78%	0.00%	0.06%	0.00%	0.84%	0.00%	0.84%

Income and Value[3]

Series I	0.80%	0.05%	0.09%	0.00%	0.94%	0.00%	0.94%

Series II	0.80%	0.25%	0.09%	0.00%	1.14%	0.00%	1.14%

Series NAV	0.80%	0.00%	0.09%	0.00%	0.89%	0.00%	0.89%

Mid Cap Value[3]

Series I	0.86%	0.05%	0.15%	0.00%	1.06%	0.00%	1.06%

Series II	0.86%	0.25%	0.15%	0.00%	1.26%	0.00%	1.26%

Series NAV	0.86%	0.00%	0.15%	0.00%	1.01%	0.00%	1.01%

Small Cap Opportunities[3,4,2]

Series I	1.00%	0.05%	0.06%	0.00%	1.11%	0.00%	1.11%

Series II	1.00%	0.25%	0.06%	0.00%	1.31%	0.00%	1.31%

Series NAV	1.00%	0.00%	0.06%	0.00%	1.06%	0.00%	1.06%

Small Company[3]

Series I	1.05%	0.05%	0.31%	0.00%	1.41%	0.00%	1.41%

Series II	1.05%	0.25%	0.31%	0.00%	1.61%	0.00%	1.61%

Series NAV	1.05%	0.00%	0.31%	0.00%	1.36%	0.00%	1.36%

U.S. Large Cap[3]

Series I	0.82%	0.05%	0.06%	0.00%	0.93%	0.00%	0.93%

Series II	0.82%	0.25%	0.06%	0.00%	1.13%	0.00%	1.13%

Series NAV	0.82%	0.00%	0.06%	0.00%	0.88%	0.00%	0.88%

1
The “Total Operating Expenses” include fees and expenses incurred indirectly by a fund as a result of its investment in other investment companies (“Acquired Fund Fees and Expenses”). The Total Operating Expenses shown may not correlate to the Fund’s ratio of expenses to average net assets shown in the “Financial Highlights” section, which does not include Acquired Fund Fees and Expenses. Acquired Fund Fees and Expenses are based on the estimated indirect net expenses associated with the fund’s investment in the underlying funds.
2
Effective January 1, 2009, the adviser may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements and made subsequent to January 1, 2009, for a period of three years following the beginning of the month in which such reimbursement or waivers occurred.
3
Effective January 1, 2006, the Adviser has agreed to waive its management fee for certain funds or otherwise reimburse the expenses of those funds (“Participating Funds”). The reimbursement will equal, on an annualized basis, 0.02% of that portion of the aggregate net assets of all the Participating Funds that exceeds $50 billion. The amount of the Reimbursement will be calculated daily and allocated among all the Participating Funds in proportion to the daily net assets of each fund.

The Adviser has agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the fund so it does not exceed 0.45% of the Fund’s average net assets.

EXAMPLES OF EXPENSES

The Examples are intended to help an investor compare the cost of investing in each fund with the cost of investing in other mutual funds. The Examples assume that $10,000 is invested in a fund for the time periods indicated and then all the shares are redeemed at the end of those periods. The Examples also assume that the investment has a 5% return each year, that a fund’s operating expenses remain the same, after contractual (but not voluntary) expense reimbursements. The Examples do not reflect the expenses of any variable insurance contract that may use a fund as its underlying investment medium. If such expenses were reflected, the expense amounts indicated would be higher. Although a particular investor’s actual expenses may be higher or lower, based on these assumptions the expenses would be:

Fund/Class	Year 1	Year 3	Year 5	Year 10
Classic Value

Series I	$101	$315	$547	$1,213

Series II	$121	$378	$654	$1,443

Series NAV	$96	$300	$520	$1,155

Core Equity

Series I	$91	$284	$493	$1,096

Series II	$111	$347	$601	$1,329

Series NAV	$86	$268	$466	$1,037

Income and Value

Series I	$96	$300	$520	$1,155

Series II	$116	$362	$628	$1,386

Series NAV	$91	$284	$493	$1,096

Mid Cap Value

Series I	$108	$337	$585	$1,294

Series II	$128	$400	$692	$1,523

Series NAV	$103	$322	$558	$1,236

Small Cap Opportunities

Series I	$113	$353	$612	$1,352

Series II	$133	$415	$718	$1,579

Series NAV	$108	$337	$585	$1,294

Small Company

Series I	$144	$446	$771	$1,691

Series II	$164	$508	$876	$1,911

Series NAV	$138	$431	$745	$1,635

U.S. Large Cap

Series I	$95	$296	$515	$1,143

Series II	$115	$359	$622	$1,375

Series NAV	$90	$281	$488	$1,084